MAG Silver Corp.

March 25, 2010

For Immediate Release

NR#10-03

MAG SILVER REPORTS 2009 ANNUAL RESULTS

Vancouver, B.C.  MAG Silver Corp. (TSX:MAG; NYSE-A:MVG) (“MAG”) announces the Company’s audited financial results for the year ended December 31, 2009.  For complete details of the Annual Financial Statements for the year ended December 31, 2009 and related Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

HIGHLIGHTS FOR 2009

•

At December 31, 2009, the Company's cash position was $26.8 million.  The Company’s cash is invested with the Royal Bank of Canada in interest bearing current accounts.  The Company has no debt.

•

During 2009 the Company made a major moly-gold discovery on its 100% owned Cinco de Mayo property.  Cinco de Mayo has “stand-alone” importance to the Company and the exploration model provides additional evidence that a very large CRD (skarn) system may lie at depth nearby.  All in all, Cinco de Mayo remains the chief focus of MAG’s exploration efforts on its 100% controlled properties.

•

A 2010 budget of US $5.9 million has been approved by the Board of Directors of Minera Juanicipio (MAG: 44%; FRES: 56%) of which approximately US $2.6 million represents the Company’s 44% share.  Planned work on the Juanicipio project will include a 21,400 metre drilling program.  The budget was amended in March 2010 to provide for an engineering budget of US$1.5 million required to support a prefeasibility study as proposed in 2009 by Wardrop Engineering.  Commencement of the prefeasibility study is subject to the completion of a resource audit update planned for June 2010 whereby at least 50% of the total contained silver can be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained ounces were classified as indicated.  A 10 hole program utilizing 4 drills is presently underway on the property.

•

In December 2009, the Company approved its own 2010 exploration budget for approximately $9.4 million, of which approximately $7.2 million is earmarked for MAG’s wholly owned properties in Mexico, including 30,000 metres of diamond drilling.

•

The Company’s net loss for the year ended December 31, 2009 was $13.49 million or $0.27 per share as compared to $5.87 million or $0.12 per share for the year ended December 31, 2008.  Main factors creating the larger 2009 loss were mineral property costs written off, higher legal fees, lower interest earned for the year and losses on foreign exchange.

•

For the year ended December 31, 2009, the Company incurred $2,156,057 (2008: $1,926,488) in property acquisition costs and $14,389,336 (2008: $13,336,644) in exploration expenditures on its wholly-owned properties.  The Company also contributed $984,920 (2008: $2,404,671) for its 44% share of costs associated with Minera Juanicipio and incurred a further $230,408 (2008: $118,173) directly to its own account for geological and overview work on the Juanicipio property.

•

An updated National Instrument 43-101 compliant resource estimate was completed in March 2009 by Scott Wilson Roscoe Postle Associates Inc. (see Press Release dated March 4, 2009) with respect to the Juanicipio property.

1 of 4

The total Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) was estimated at 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The total Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) was estimated at 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.  The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead and 269 million pounds of zinc.  The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead and 498 million pounds of zinc.  A National Instrument 43-101 technical report documenting the mineral resource estimate was filed on SEDAR on April 8, 2009.

•

On December 1, 2008, the Company was advised that a subsidiary of its joint venture partner, Fresnillo plc, intended to make an unsolicited take-over bid for all of the Company's outstanding common shares not currently held by Fresnillo and its affiliates at an offer price of US$4.54 cash per share. Fresnillo, an insider by virtue of its approximately 19.8% interest in the Company, triggered the requirement for a formal valuation by an independent valuator under the supervision of an independent committee of the Company's board of directors.  On February 1, 2009, the Company announced that the valuation had been suspended after the independent committee determined that a proper valuation could not be completed without critical information in the sole possession or control of Fresnillo and which Fresnillo had refused or neglected to provide to MAG or the valuator.  On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report, the OSC ordered Fresnillo to provide discovery of documents and email records.  Within two working days of this order, Fresnillo withdrew its intention to make a hostile bid, obviating the need to comply with the OSC order.

SELECTED ANNUAL INFORMATION AND FINANCIAL PERFORMANCE

The following table summarizes selected financial data for the Company’s three most recently completed financial years.

	Year ended Dec. 31, 2009	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Revenues(1)	$298,506	$1,964,680	$915,604
Net Loss	($13,490,210)	($5,872,889)	($8,149,258)
Net Loss per Share	($0.27)	($0.12)	($0.19)
Total Assets	$82,653,538	$95,147,510	$85,061,932
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

(1)

The Company’s only source of revenue during the years ending December 31, 2007 to 2009 was interest revenue from GIC’s and current accounts held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates.

The Company reports a net loss of $13,490,210 ($0.27 per share) for the year ended December 31, 2009 as compared to $5,872,889 ($0.12 per share) in 2008. The 2009 loss includes mineral property write-offs of $3,718,518 (2008: $1,221,019) and a non-cash charge for stock compensation expense of $1,804,465 (2008: $2,539,011).  The Company’s defensive efforts against Fresnillo’s intended hostile bid for the Company in 2009 increased several cost areas, including higher legal costs of $3,048,507 (2008: $884,000), AGM and proxy solicitation costs of $219,854 (2008: $96,960), travel costs of $287,045 (2008: $235,144), office and telephone communication costs of $733,112 (2008: $506,332) and shareholder relations expense of $714,809 (2008: $404,776).  Management and consulting fees increased to $1,984,515 (2008: $1,528,630) due to the hiring of additional employees, increased salaries, bonuses paid and an increase in board and committee meetings in 2009 resulting in higher non-executive directors fees.  Due to the devaluation in the Mexican peso during 2009, the Company also recorded a loss on foreign exchange in the amount of $619,805 as opposed to a gain of $96,596 in 2008.

2 of 4

As a result of Fresnillo’s intended hostile bid announced in late 2008, MAG was exposed to substantial professional and administrative costs in 2009, particularly for take-over defense and the protracted proceedings in front of the OSC.  The Company has also experienced substantial and ongoing costs related to the initiation of arbitration proceedings with the International Chamber of Commerce in Paris as prescribed by the terms of the Minera Juanicipio Shareholders Agreement.  The Company is seeking a ruling as to whether or not Fresnillo may acquire control of the Company on a hostile basis in breach of the standstill provisions contained in the Shareholders Agreement governing Minera Juanicipio and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  The arbitration proceeding with Fresnillo is ongoing and there will be associated legal and administrative costs going forward.  The costs associated with this proceeding are expected to be significantly lower than the legal and administrative costs experienced in the 2009 fiscal year.

The Company has sufficient working capital to meet its foreseeable needs over the coming year and has no debt. The company currently has a $9.4 million exploration and development budget for its portfolio of projects for the current year. This program is on track and on budget. The budget includes continued exploration at its most advanced project, the Juanicipio Joint Venture, and further drilling at its wholly-owned projects.

Accounts receivable at December 31, 2009 totalled $2.0 million, being comprised mainly of $45,239 and $1,493,337 million in value added taxes repayable to the Company in Canada and in Mexico respectively as well as $494,942 repayable from Fresnillo plc (which amount was received after year end).  Accounts payable of $1.08 million were due primarily for exploration costs, legal, audit other overhead costs.  The Company spent $14.39 million on the exploration of its projects outside of the Juanicipio Joint Venture during the year as compared to $13.34 million in 2008.  Property acquisition costs in 2009 totalled $2.16 million versus $1.93 million in 2008.

During the year the Company raised cash proceeds of $381,027 by the issuance of 161,003 shares on the exercise of options.  Subsequent to year end, a further 571,473 options were exercised for cash proceeds of $878,911.  The Company had no purchase warrants outstanding at year end and has none outstanding at present.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its joint venture partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE.A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Frank Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

3 of 4

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person

The updated mineral resources for the Juanicipio Joint Venture disclosed in the discussion above have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified Persons" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo. have read and approved the contents of this news release as it pertains to the March 2009 mineral resource estimate by Scott Wilson Roscoe Postle Associates Inc.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR before April 10, 2009.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

4 of 4